

Mail Stop 3561

September 2, 2009

Mr. Jingjun Hu
Chairman
Hong Kong Winalite Group, Inc.
1204-06, 12/F Wai Fung Plaza, 664 Nathan Road, Mongkok
Kowloon, Hong Kong

      Re:    **Hong Kong Winalite Group, Inc.**
             **Item 4.01 Form 8-K**
             **Filed July 30, 2009**
             **File No. 333-83375**

Dear Mr. Hu:

      We have completed our review of your Item 4.01 Form 8-K and have no further comments at this time.

                Sincerely,


                Dave Walz
                Staff Accountant
                Office of Beverages, Apparel and
                Healthcare Services